SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: October, 2009               Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐               Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐               No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: October 23, 2009	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	News Release dated October 23, 2009

NEWS RELEASE
FOR IMMEDIATE RELEASE

Agrium provides market update
October 23, 2009— ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it expects third quarter 2009 earnings to be 90 to 95 percent below last year’s third quarter results, in line with results previously reported from industry peers for the third quarter. The reduction is due to significantly lower prices and margins for all three crop nutrients, and particularly for phosphate and potash. Retail results have been negatively impacted by a slower than expected recovery in Retail crop nutrient margins in the third quarter and approximately a 40 percent decline in fungicide sales and applications this summer. These factors will result in a significant reduction in the previously forecasted Retail EBITDA.1
Despite these short-term challenges, Agrium believes the fundamentals for our businesses are excellent and we are well positioned for the anticipated strong recovery in crop input demand in 2010. Our U.S. grower customers have indicated their intention to return to normal crop nutrient application this fertilizer year, particularly now that corn prices have increased again to well above historic levels. If the wet weather in the US continues and shortens the fall application season it is expected to push fall nutrient demand into the spring of 2010.
We will provide more information in our third quarter press release and conference call scheduled for November 4, 2009.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
     1/ In Agrium’s second quarter 2009 earnings release a forward-looking statement indicated that 2009 Retail EBITDA was expected to be close to $400-million.
Other factors that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, general economic, market and business conditions, weather conditions that may further limit the fall application season or significant additional changes in crop prices or crop input prices. , Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com